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                          June 15, 2023

       Dale Sander
       Chief Financial Officer
       Humacyte, Inc.
       2525 East North Carolina Highway 54
       Durham, NC 27713

                                                        Re: Humacyte, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 9, 2023
                                                            File No. 333-272550

       Dear Dale Sander:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Kerry S. Burke